Exhibit 99.2

March 26, 2021

Dear Shareholders,

2020 was an extraordinary year, from the COVID-19 global pandemic to the presidential election in the U.S. The past year brought uncertainty, anxiety, and distress to people across the globe. We saw how the challenges of dealing with the COVID-19 impacted our employees, our customers, and our communities.

Despite this challenging environment, 2020 saw solid execution and operational excellence for ReneSola Power. We progressed in our mission to become a leading global solar project developer by focusing on high-quality and high return projects in our core markets, the three best solar markets in the world: Europe, the United States and China. We delivered strong results and ended the year in a solid financial position.

Let me review some of our key accomplishments in 2020.

•	First, our financial performance was solid. We were profitable with EBITDA of $15.4 million, adjusted EBITDA of $16.9 million, GAAP net income attributed to ReneSola Power of $3.3 million (or 7 cents per share) and non-GAAP net income[1] attributed to ReneSola Power of $4.2 million (or 9 cents per share). Gross margin of 23.2% exceeded our expectations. As anticipated, revenue was down due to the timing of project sales and a strategic shift from COD sales to NTP/RTB sales. The closing of sales of a 12.3MW project in Hungary and a 12MW project in Spain were delayed into the first half of 2021. The Hungary sale was completed in March 2021, and we are confident that the Spain sale will soon be completed.

•	Second, we strengthened our financial position and shored up our balance sheet through debt reduction and equity issuance. We reduced total debt by nearly $7 million in 2020, an accomplishment considering the COVID-related macro challenges. Additionally, we further strengthened the balance sheet, utilizing the strong stock market to raise capital.

o	From August through December, we implemented an “at-the-market” (ATM) equity offering program. We sold about $5 million worth of our American Depositary Shares (ADS) in August, then sold another $10 million in December.

o	In September, we raised $5 million through a registered direct placement (RDP) of ADS.

o	In October, we raised another $5 million through RDP, and then in December, we raised additional $20 million through RDP.

In total during 2020, we raised $45 million from the public market. The capital was and will be used to expand our solar project pipeline, penetrate the solar-plus-storage market, for working capital, and for potential strategic M&A opportunities. We believe these capital infusions will enable us to execute our long-term strategic growth plan as we further consolidate our transformation into an asset-light solar project developer.

•	Third, we expanded our reach across Europe through multiple joint ventures and partnerships in Germany, the United Kingdom and Spain. The combined strengths of these joint ventures will create significant synergy and offer new opportunities to grow our global pipeline. We created with Eiffel Investment Group a joint venture company, into which Eiffel will inject new capital to fund our growth.

1 Please see Appendix 4 for a reconciliation of non-GAAP to GAAP figures.

•	Fourth, we acquired an energy storage business, including solar-plus-storage projects, from Nova Development Management. This transaction increased our development pipeline by approximately 200 MW and added an experienced solar project development team. The new team brings expertise in the development of U.S. utility scale projects, provides immediate access to battery storage, and enables us to deliver a more complete set of solution packages to our customers. Additionally, the acquisition gives us access to utility projects and development activities in several states, including Pennsylvania, California, New York, Maine, Illinois, and Arizona.

•	Fifth, we signed a PPA with California-based public electricity provider Valley Clean Energy (VCE). The project will add 20 MW of solar power and 6.5 MW/26 MWh (4 hours) of battery energy storage. This marks a pivotal milestone for ReneSola Power, as it is our first long-term power purchase agreement for a solar-plus-storage system that will provide significant benefits to the local community.

•	Sixth, we sold a total of 86.1MW of solar projects in 2020. We sold multiple projects in the U.K., Poland, Romania, Hungary, the U.S. and China. These transactions demonstrate our ability to optimize our solar assets through strategic sales, which enables us to generate cash flow, realize profits and further strengthen our balance sheet. Sales included 15.0 MW of DG projects in Hungary, 11.0 MW of DG projects in Poland, 10.6 MW of community solar projects in the U.S., 7.0 MW in Canada, 15.4 MW in Romania,4.3 MW of rooftop projects in the U.K. and 22.8 MW in China.

•	Finally, we utilized our IPP assets to generate cash flow. We generated $23.5 million of electricity sales via the 182.2 million KWh of electricity generated by our IPP projects in China Romania, the U.S. and the U.K. This translates to 128,823 metric tons of carbon reduction in 2020.

This expanding pipeline of business activity signals increased demand for project development, and we remain optimistic about our multi-year growth prospects. In the rest of this letter, we will describe in more detail our strong position today, and prospects for robust growth tomorrow.

Large Market Opportunity Supported by Ambitious Policies

The global solar power project development business is large and yet continues to grow. Industry market research estimates that by 2040, the share of renewables in the energy market will increase to around 30% and globally will become the single largest source of power generation. Europe continues to lead the way in terms of penetration of renewables. Renewable energy is expected to account for more than 50% of the European energy market by 2040. Europe, the U.S. and China are expected to be the three key markets driving the growth of renewables in the next several years due to favorable regulatory policies and incentives. In particular:

•	The European Commission unveiled the “European Green Deal”, a set of policy initiatives intended to make Europe carbon neutral by 2050. This includes a proposal to toughen the EU's 2030 greenhouse gas emission reductions target. They intend to reduce GHG to 50% of 1990 levels, a more aggressive target than the former 55% target.

•	In the U.S., the Biden administration intends to make the U.S. a 100% clean energy economy with net-zero emissions by 2050. They also intend to decarbonize the U.S. power sector by 2035 by adopting renewable energy sources and technologies that can be deployed at scale and compete with fossil fuels on cost.

•	In China, the Central Government initiated the policy to reduce the country's carbon dioxide emissions by at least 65 percent from 2005 levels by 2030 and to achieve carbon neutrality by 2060.

With our focus on Europe, the U.S., and China, we believe we are strategically positioned for growth. In Europe, we have major development activities across Poland, Hungary, Spain, France, Germany, and the U.K. In the U.S., our late-stage projects include community solar projects in Minnesota, Maine, Pennsylvania, and New York. Additionally, we have projects under development in Utah, Florida, Maine, and California, and we operate utility projects in North Carolina. In China, our key geographic focus will be in the Yangtze River Delta area, which has attractive electricity tariffs and is one of the major metropolitan areas designated to play a pivotal role in the country’s future economic growth. We intend to expand our IPP assets by building 100 MW of projects in 2021.

Our Project Development business benefits from an intense focus on small-scale projects in diverse jurisdictions with a high PPA/FiT price that generates attractive returns. As of December 31, 2020, our late-stage pipeline was 1.0 GW, up from 732 MW in the third quarter of 2020. We continue to focus on profitable markets, including the U.S. and Europe, where we see tremendous growth opportunities with high-quality projects.

Importantly, we intend to add incremental project pipeline in our core markets to reach 2GW by the end of 2021. We are confident that we can achieve this, because our teams around the world are dedicated, skilled, and experienced…and are supported by the foundation of our strong balance sheet.

Pipeline Target	Capacity (MW)
Hungary	100.0
Poland	400.0
Spain	200.0
France	200.0
Germany and Italy	200.0
U.K.	200.0
USA	500.0
China	200.0
Total	2000.0

2020 Financial Highlights: Solid Profitability and Strengthened Balance Sheet

	2020 ($ millions)	2019 ($ millions)	Y/Y Change
Revenue	$73.9	$119.1	-38%
GAAP Gross Profit	$17.2	$34.2	-50%
GAAP operating income (loss)	$7.3	($1.0)	+$8.3
Non-GAAP operating income	$10.5	$26.4	-60%
Adjusted EBITDA	$16.9	$33.6	-50%
GAAP net income(loss) attributed to ReneSola Power	$3.3	($8.8)	+$12.1
Non-GAAP net income attributed to ReneSola Power	$4.2	$14.1	-70%

	Q4’20 ($ millions)	Q3’20 ($ millions)	Q/Q Change
Revenue	$16.8	$9.7	+72%
GAAP gross profit	$2.5	$5.9	-58%
GAAP operating income	$1.0	$2.9	-67%
Non-GAAP operating income	$0.7	$4.5	-84%
Adjusted EBITDA	$2.1	$6.3	-66%
GAAP net income attributed to ReneSola Power	$2.5	$2.1	+16%
Non-GAAP net income attributed to ReneSola Power	$0.1	$2.5	-96%

Full Year 2020

•	Revenue decreased 38% to $73.9 million from $119.1 million in 2019;
o	$49.6 million from the Project Development business
o	$23.5 million from the IPP business, primarily from the sale of electricity in China,
o	$0.8 million from operations and maintenance
•	Gross margin was 23.2%, compared to 28.7% in 2019;
•	Net income attributed to ReneSola Power was $3.3 million, compared to net loss of $8.8 million in 2019;
•	Non-GAAP net income attributed to ReneSola Power was $4.2 million, down from $14.1 million in 2019;
•	Sold 15.0 MW of DG projects in Hungary and 11.0 MW of projects in Poland;
•	Sold 10.6 MW community solar projects in U.S. and 7.0 MW FiT projects in Canada;
•	Sold 15.4 MW ground-mounted projects in Romania and 4.3 MW of rooftop projects in the U.K.;
•	Our late-stage solar power project pipeline stood at approximately 1.0 GW, as of December 31, 2020.
•	Revenue breakdown by business segment:

Revenue Breakdown (US$'000)	FY 2020 Revenue	% of total revenue
Project Development	49,572	67.1%
IPP	23,548	31.9%
Others	795	1.1%
Total	73,915	100.0%

•	Revenue breakdown by three regions:

Region	Revenue (US $’000)	% of total revenue
Europe	37,000	50.1%
North America	20,358	27.5%
China	16,557	22.4%
Total	73,915	100.0%

Fourth Quarter 2020

•	Revenue was $16.8 million, up from $9.7 million in Q3 2020;
o	$12.3 million from the Project Development business
o	$4.3 million from the IPP business, primarily from the sale of electricity in China
o	$0.2 million from operations and maintenance
•	Gross margin was 14.7%, compared to 60.6% in Q3 2020 and 26.9% in Q4 2019;
•	Net income attributed to ReneSola Power was $2.5 million, compared to $2.1 million in Q3 2020 and net loss of $10.9 million in Q4 2019;
•	Non-GAAP[2] net income attributed to ReneSola Power was $0.1 million, compared to $2.5 million in Q3 2020 and $4.3 million in Q4 2019;
•	Sold 11 MW of project rights in Poland, 15.4 MW of ground-mounted solar projects in Romania and 4.3 MW of rooftop projects in the U.K.;
•	Connected 11.7 MW of DG projects in Hungary and 11.0 MW of DG projects in Poland.
•	Revenue and gross margin breakdown by business segment:

2 Reconciliations to U.S. generally accepted accounting principles (“GAAP”) financial measures from non-GAAP financial measures are presented below under “Use of Non-GAAP Financial Measures” in Appendix 4.

Revenue Breakdown (US$'000)	Q4’20 Revenue	% of total revenue
Project Development	12,295	73.1%
IPP	4,288	25.5%
Others	231	1.4%
Total	16,814	100.0%

Attractive Profit-Optimized Project Pipeline

The development pipeline is strong, ending the year with late-stage projects of approximately 1.0 GW, and about 6 MW under construction. We believe this pipeline portfolio is attractive due to its broad geographic diversification.

Late-stage projects include those with the legal right to develop based on definitive agreements, including those held by project Special Purpose Vehicles (“SPVs”) or joint-venture project SPVs whose controlling power belongs to us.

The following table highlights our late-stage project pipeline by location:

Project Location	Late-stage (MW)	Under Construction (MW)
US	350.1	--
Poland	206.0	6.0
Hungary	49.2	--
France	100.0	--
Spain	95.0	--
Germany	50.0	--
U.K.	150.0	--
Total	1,000.3	6.0

Strong Global Performance and Outlook

United States

Our late-stage projects total 350.1 MW, of which ~122MW are community solar projects in Minnesota, Maine, Pennsylvania, and New York. Additionally, we have projects under development in Utah, Florida, Maine and California. Meanwhile, we operate 24.1 MW of utility projects in North Carolina.

US: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Utah	UT	10.5	DG	Under Development	2021/2022	Project Development
MN-VOS	MN	1.4	Community Solar	Under Development	2021	Project Development
MN-VOS-2	MN	8.4	Community Solar	Under Development	2021/2022	Project Development
New York	NY	22.4	Community Solar	Under Development	2021/2022	Project Development
Florida	FL	104	Utility Scale	Under Development	2022	Project Development
Maine	ME	19.9	DG & Community Solar	Under Development	2022/2023	Project Development
Pennsylvania	PA	70.0	DG & Community Solar	Under Development	2022/2023	Project Development
California	CA	26.5	DG & Small-scale Utility Projects with Battery Storage	Under Development	2022/2023	Project Development
Acquisition of Selected Assets	U.S.	about 87 MW	DG & small-scale utility projects with battery storage	Under Development	2021/2022	Project Development
	Total	350.1

Poland

Business momentum accelerated in recent months. As of December 31, 2020, we had 206 MW of projects in our development pipeline.

Poland: Late-stage Pipeline	Project	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Auction 2019 Dec	8 individual projects, 1MW each	8.0	Ground-mounted	Under Development	2021	Build-Transfer
Auction 2020 Q4	38 individual projects, 1MW each	38.0	Ground-mounted	Under Development	2021/2022	Build-Transfer
Auction 2021 Q4	40 individual projects, 1MW each	40.0	Ground-mounted	Under Development	2022/2023	Build-Transfer
Auction 2021 Q4	4 individual projects	120.0	Ground-mounted	Under Development	2022/2023	Build-Transfer
Total		206.0

Hungary

In Hungary, we invest in small-scale DG projects. Our late-stage pipeline has multiple “micro projects,” with an average size of 0.5 MW per project, bringing total capacity to 49.2 MW. These projects are under development.

Hungary: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Portfolio of “Micro PPs,” 0.5 MW each	Hungary	15.0	Ground- mounted	Under Construction	2021	Build-Transfer
Project Portfolios	Hungary	34.2	Ground- mounted	Under Development	2021/2022	Build-Transfer
Total		49.2

France

In France, we have a project pipeline of 100 MW, all of which are ground-mounted projects.

France: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Project Portfolios	France	70.0	Ground-mounted	Under Development	2021/2022	Project Development
AMI Aups / Tenergie	France	30.0	Ground-mounted	Under Development	2021/2022	Project Development
Total		100.0

Spain

We have a late-stage pipeline of 95 MW of ground-mounted projects located in the Murcia and Alicante regions.

Spain: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Caravaca	Murcia	6.0	Ground-mounted	Under Development	2021	Build-Transfer
Altajero	Murcia	6.0	Ground-mounted	Under Development	2021	Build-Transfer
Abanilla	Alicante	4.0	Ground-mounted	Under Development	2022/2023	Build-Transfer
Pedrera	Alicante	10.0	Ground-mounted	Under Development	2022/2023	Build-Transfer
Serrata	Alicante	10.0	Ground-mounted	Under Development	2022/2023	Build-Transfer
Elda	Alicante	5.0	Ground-mounted	Under Development	2022/2023	Build-Transfer
San Carlos	Alicante	5.0	Ground-mounted	Under Development	2022/2023	Build-Transfer
Renedo	Alicante	29.0	Ground-mounted	Under Development	2022/2023	Build-Transfer
Barcial	Alicante	20.0	Ground-mounted	Under Development	2022/2023	Build-Transfer
Total		95.0

Germany

We have secured a late-stage pipeline of 50 MW of ground-mounted projects now under development.

Project Pipeline	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Project Portfolios -Vodasun	50.0	Ground-mounted	Under Development	2021/2022	Build-Transfer
Total	50.0

U.K.

We have a late-stage pipeline of 150 MW of ground-mounted projects under development.

Project Pipeline	Capacity (MW)	Project Type	Status	Expected COD	Business Model
UK- Novergy	100.0	Ground-mounted	Under Development	2021/2022	Project Development
UK- Innova	50.0	Ground-mounted	Under Development	2021/2022	Project Development
Total	150.0

Operating Assets and Completed Projects for Sale

We currently own 173 MW of operating projects, of which we operate 149.2 MW of rooftop projects in China, and 24.1 MW in the U.S. The China rooftop solar projects are concentrated in several attractive eastern provinces with Commercial and Industrial (C&I) off-takers. In the fourth quarter of 2020, we sold 15.4 MW of operating assets in Romania and 4.3 MW in the U.K.

Operating Assets	Capacity (MW)
China DG	149.2
- Zhejiang	36.1
- Henan	46.1
- Anhui	30.9
- Hebei	16.9
- Jiangsu	12.8
- Shandong	2.0
- Fujian	4.4
United States	24.1
Total	173.3

Fourth Quarter and Full Year 2020 Financial Details

Revenue

Fourth quarter revenue was $16.8 million, up sequentially and down year-over-year. Revenue from Project Development was largely driven by the sale of solar projects in Poland and Hungary. Energy sales were mostly from the 32.7 million KWh generated by our rooftop DG projects in China, Romania and the U.S.

Full year 2020 revenue of $73.9 million was down 38% year-over-year. Revenue from the Project Development business was $49.6 million, driven by project sales in multiple countries, including the U.S., France, Poland, Hungary and Canada. Electricity sales were $23.5 million, primarily attributable to the 182.2 million KWh of electricity generated by our projects in China, Romania, the U.K. and the U.S.

By their nature, project sales are large with unpredictable timing, and quarterly revenue will often fluctuate significantly. The Company measures its success in project sales over longer periods, typically at least a year.

Gross Profit and Gross Margin

Gross profit was $2.5 million in the fourth quarter of 2020, yielding a gross margin of 14.7%. This result compares to a gross profit of $5.9 million and gross margin of 60.6% in the third quarter of 2020, and a gross profit of $7.1 million and gross margin of 26.9% in the fourth quarter of 2019.

For the full year 2020, gross profit was $17.2 million, yielding a gross margin of 23.2%. This compares to a gross profit of $34.2 million and gross margin of 28.7% in 2019.

Operating Expense and Operating Income

Operating expenses in the fourth quarter of 2020 were $1.5 million, down both sequentially and year-over-year. Sales and marketing expenses of $154,000 were up sequentially and down year-over-year. General and administrative expenses of $8.8 million were up both sequentially and year-over-year. Operating expenses in the fourth quarter 2020 included an impairment charge of $0.3 million on the fixed assets related to the expected lower sale price of power projects in China and operating income of $7.8 million related to the Romania project disposal gain of $15.4 million and joint liability loss of $7.5 million.

Fourth quarter 2020 operating income was $1.0 million, compared to operating income of $2.9 million in Q3 2020 and operating loss of $13.3 million in Q4 2019. Non-GAAP operating income in Q4 2019 was $0.7 million, compared to $4.5 million in Q3 2020 and $5.3 million in Q4 2019.

For the full year 2020, operating expenses were $9.9 million, down from $35.2 million in 2019. Sales and marketing expenses were $433,000, down from $750,000 in 2019. General and administrative expenses were $14.5 million, down from $15.8 million in 2019. Operating expenses in 2020 included an impairment charge of $1.4 million on the fixed assets related to the expected lower sale price of power projects in China and other operating income of $6.5 million related to the Romania project disposal gain of $15.4 million, joint liability loss of $7.5 million and project write-off in the U.S. of $1.5 million.

Operating income in 2020 was $7.3 million, compared to operating loss of $1.0 million in 2019. Non-GAAP operating income was $10.5 million in 2020, down from $26.4 million in 2019. Non-GAAP operating margin was 14.0% for the full year of 2020, down from 21.9% in 2019.

In the fourth quarter of 2020, we sold 15.4 MW of operating assets in Romania and 4.3 MW in the U.K. for a combined value of more than $30 million, resulting in meaningful profits. However, the net proceeds were not on the revenue line in compliance with the GAAP accounting standards.

Net Income

In the fourth quarter of 2020, net income attributed to ReneSola Power was $2.5 million, compared to net income of $2.1 million in the third quarter of 2020 and net loss of $10.9 million in the fourth quarter of 2019. Net income per share was $0.05 in the fourth quarter of 2020, compared to $0.04 in the third quarter of 2020 and net loss per share of $0.23 in the fourth quarter of 2019.

Non-GAAP net income attributed to ReneSola Power in the fourth quarter of 2020 was $0.1 million, compared to $2.5 million in the third quarter of 2020 and $4.3 million in the fourth quarter of 2019. Non-GAAP net income per share was $0.00, compared to $0.05 in the third quarter of 2020 and $0.09 in the fourth quarter of 2019.

Net income attributed to ReneSola Power was $3.3 million in the full year 2020, compared to net loss of $8.8 million in 2019. Net income per share was $0.07 in 2020, compared to net loss per share of $0.22 in 2019. Non-GAAP net income attributed to ReneSola Power was $4.2 million in the full year 2020, compared to $14.1 million in 2019. Non-GAAP net income per share was $0.09 in 2020, compared to $0.35 in 2019.

Financial Position

Cash and equivalents were $40.6 million as of December 31, 2020, compared to $15.6 million as of September 30, 2020. Total current assets (as disclosed in appendix 2) were $137.2 million as of December 31, 2020, compared to $72.5 million as of September 30, 2020. Long-term borrowings were nil as of December 31, 2020, compared to $3.0 million as of September 30, 2020. Our long-term failed sale-lease back and finance lease liabilities associated with the financial leasing payables for rooftop projects in China were $44.0 million as of December 31, 2020, compared to $45.2 million as of September 30, 2020. Short-term borrowings were $32.0 million as of December 30, 2020, up from $31.3 million as of September 30, 2020.

Cash flow used in operating activities was $13.5 million in 2020. Had we collected the net proceeds from the sales of the operating assets in the Romania and the U.K. by December 31, 2020, we would have generated solid operating cash flow in 2020.

Outlook

For 2021, we expect revenue in the range of $90 to $100 million and gross margin of over 25%. We expect a profitable 2021 with significant profit growth compared to 2020. This outlook reflects our strategy to focus on profitability and bottom-line growth.

For the first quarter of 2021, we expect revenue to be in the range of $18 to $ 20 million and gross margin in the range of 10% to 11%.

Environmental, Social and Governance (ESG) Focus

We recognize that our role in shaping a future of sustainability brings important responsibilities. We are committed to building a sustainable, fair and secure future. We are helping address global issues such as climate change, and focusing on the need for social justice and equality. In addition, we are proud of the progress made in the areas of environmental stewardship, social solidarity, and corporate governance. We look forward to sharing with you our future objectives and disclosures.

Conclusion

Our solid results in 2020 reflect strong execution against a wise strategy. Our strategic focus on the U.S., Europe and China positions us as a global leader in project development and will produce positive results. We are driving down our cost of capital by utilizing the U.S. capital markets to strengthen our balance sheet. We are operating efficiently and profitably, delivering high returns, and generating strong cash flow. We are committed to growing our business globally. With our talented team, diversified geographic coverage and track record of success at every stage of project development, we believe we are well-positioned to deliver profitable growth in the years ahead.

I want to thank the ReneSola Power team for their great effort in addressing all the challenges we face in the current COVID-affected environment. I also want to thank our investors and stakeholders for your continued support of ReneSola Power.

Fourth Quarter and Full Year 2020 Earnings Results Conference Call

We will host a conference call today to discuss our fourth quarter and full year 2020 business and financial results. The call is scheduled to begin at 8:30 a.m. U.S. Eastern Time on Friday, March 26, 2021 (8:30 p.m. China Standard Time.)

Please register in advance to join the conference call using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference call access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/7836968

A replay of the conference call may be accessed by phone at the following numbers until April 3, 2021. To access the replay, please reference the conference passcode 7836968.

	Phone Number	Toll-Free Number
United States	+1 (646) 254-3697	+1 (855) 452-5696
Hong Kong	+852 3051-2780	+852 (800) 963117
Mainland China	+86 (800) 870-0206 +86 (400) 602-2065
Other International	+61 (2) 8199-0299

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola Power's website at http://www.renesolapower.com.

Sincerely,

Yumin Liu

Chief Executive Officer

Safe Harbor Statement

This shareholder letter contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to the Company’s continuing operations and you may not be able to compare such information with the Company’s past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future.

For investor and media inquiries, please contact:

In the United States:

ReneSola Power

Mr. Adam Krop

 +1 (347) 577-9055 x115

IR.USA@renesolapower.com

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

In China:

ReneSola Power

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

Appendix 1: Unaudited Consolidated Statements of Income

RENESOLA LTD

 Unaudited Consolidated Statements of Income

 (US dollars in thousands, except ADS and share data)

	Three Months Ended			Twelve Months Ended
	Dec 31, 2020	Sep 30, 2020	Dec 31, 2019	FY 2020	FY 2019
Net revenues	16,814	9,749	26,529	73,915	119,117
Cost of revenues	(14,348)	(3,844)	(19,390)	(56,749)	(84,891)
Gross profit	2,466	5,905	7,139	17,166	34,226
GP%	14.67%	60.57%	26.91%	23.22%	28.73%

Operating (expenses) income:
Sales and marketing	(154)	(76)	(285)	(433)	(750)
General and administrative	(8,790)	(1,890)	(8,608)	(14,513)	(15,757)
Impairment of long-lived assets	(339)	-	(1,326)	(1,432)	(6,880)
Other operating income (loss)	7,775	(1,064)	(10,226)	6,472	(11,803)
Total operating expenses	(1,508)	(3,030)	(20,445)	(9,906)	(35,190)

Income from operations	958	2,875	(13,306)	7,260	(964)
	5.7%	29.5%	-50.2%	9.8%	-0.8%
Non-operating (expenses) income:
Interest income	419	165	587	976	823
Interest expense	(1,424)	(1,519)	(2,277)	(6,206)	(9,160)
Foreign exchange gains (loss)	1,389	945	719	769	(1,274)
Income before income tax, noncontrolling interests	1,342	2,466	(14,277)	2,799	(10,575)

Income tax expense	19	(42)	(182)	(163)	(1,105)
Net income	1,361	2,424	(14,459)	2,636	(11,680)

Less: Net income (loss) attributed to noncontrolling interests	(1,094)	313	(3,519)	(623)	(2,849)
Net income attributed to ReneSola Ltd	2,455	2,111	(10,940)	3,259	(8,831)

Income attributed to ReneSola Ltd per share
Basic	0.05	0.04	(0.23)	0.07	(0.22)
Diluted	0.05	0.04	(0.23)	0.07	(0.22)

Weighted average number of shares used in computing income per share*
Basic	53,333,944	48,684,311	48,081,890	49,166,354	40,595,551
Diluted	53,956,012	48,684,311	48,081,890	49,788,422	40,595,551

*Share refers to our American depositary shares (ADSs), each of which represents 10 ordinary shares

Appendix 2: Unaudited Consolidated Statements of Balance Sheet

RENESOLA LTD

Unaudited Consolidated Balance Sheets

(US dollars in thousands)

	Dec 31,	Sep 30,	Dec 31,
	2020	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	40,593	15,570	24,292
Restricted cash	83	824	405
Accounts receivable, net of allowances for doubtful accounts	20,600	18,123	13,835
Advances to suppliers, net	143	292	248
Value added tax recoverable	3,652	6,575	7,508
Prepaid expenses and other current assets	44,826	10,181	6,069
Project assets current	24,992	20,960	32,125
Assets held for sale	2,271	-	18,579
Total current assets	137,160	72,525	103,061

Property, plant and equipment, net	119,943	139,653	143,301
Deferred tax assets, net	1,184	843	838
Project assets non-current	3,279	5,177	6,523
Goodwill	1,023	-	-
Operating lease right-of-use assets	23,246	22,390	23,991
Finance lease right-of-use assets	25,556	24,826	24,992
Other non-current assets	25,962	23,669	17,237
Total assets	337,353	289,083	319,943

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	31,981	31,292	35,757
Bond payable current	9,035	5,198	2,504
Accounts payable	6,245	9,804	20,431
Advances from customers	901	82	86
Amounts due to related parties	7,657	2,639	2,748
Other current liabilities	19,829	14,785	27,163
Income tax payable	949	757	1,078
Salary payable	266	266	438
Operating lease liabilities current	1,093	1,375	453
Failed sale-lease back and finance lease liabilities current	8,097	7,047	9,579
Liabilities held for sale	2,189	-	9,168
Total current liabilities	88,242	73,245	109,405

Long-term borrowings	-	2,976	3,367
Operating lease liabilities non-current	21,411	20,444	22,888
Failed sale-lease back and finance lease liabilities non-current	43,963	45,171	46,737
Total liabilities	153,616	141,836	182,397

Shareholders' equity
Common shares	574,500	536,961	530,208
Additional paid-in capital	7,770	9,976	9,713
Accumulated deficit	(439,086)	(441,544)	(442,346)
Accumulated other comprehensive loss	(3,570)	(2,044)	(2,859)
Total equity attributed to ReneSola Ltd	139,614	103,349	94,716
Noncontrolling interest	44,123	43,898	42,830
Total shareholders' equity	183,737	147,247	137,546

Total liabilities and shareholders' equity	337,353	289,083	319,943

Appendix 3: Unaudited Consolidated Statements of Cash Flow

RENESOLA LTD

Unaudited Consolidated Statements of Cash Flow

(US dollar in thousands)

	For The Year Ended
	2020/12/31	2019/12/31
Net cash provided by (used in) operating activities	(13,934)	55,914

Net cash provided by investing activities	510	(1,597)

Net cash provided by (used in) financing activities	30,177	(39,304)

Effect of exchange rate changes	(720)	1,085
Net increase in cash and cash equivalents and restricted cash	16,033	16,098
Cash and cash equivalents and restricted cash, beginning of the period	24,697	9,026
Cash and cash equivalents and restricted cash held for sale	(54)	(427)
Cash and cash equivalents and restricted cash, end of the period	40,676	24,697

Appendix 4

Use of Non-GAAP Financial Measures

To supplement ReneSola Power’s financial statements presented on a GAAP basis, ReneSola Power provides non-GAAP financial data as supplemental measures of its performance.

To provide investors with additional insight and allow for a more comprehensive understanding of the information used by management in its financial and decision-making surrounding pro-forma operations, we supplement our consolidated financial statements presented on a basis consistent with U.S. generally accepted accounting principles, or GAAP, with EBITDA, Adjusted EBITDA, non-GAAP net income/ (loss) attributed to ReneSola Power and non-GAAP EPS as non-GAAP financial measures of earnings.

• EBITDA represents net income before income tax expense (benefit), interest expense, depreciation and amortization.

• Adjusted EBITDA represents EBITDA plus discount of electricity subsidy in China, plus share-based compensation, plus bad debt provision, plus impairment of long-lived assets, plus one-time penalty of postponed payables, plus one-time OCI settlement, plus loss/(gain) on disposal of assets, plus foreign exchange loss/(gain).

•Non-GAAP net income/ (loss) attributed to ReneSola Power represents GAAP net income/(loss) attributed to ReneSola Power plus discount of electricity subsidy in China, plus share-based compensation, plus bad debt provision, plus impairment of long-lived assets, plus one-time penalty of postponed payables, plus one-time OCI settlement, plus loss/(gain) on disposal of assets, plus foreign exchange loss/(gain).

• Non-GAAP EPS represents Non-GAAP net income/ (loss) attributed to ReneSola Power divided by the number of fully diluted shares outstanding.

Our management uses EBITDA, Adjusted EBITDA, non-GAAP net income/ (loss) attributed to ReneSola Power and non-GAAP EPS as financial measures to evaluate the profitability and efficiency of our business model. We use these non-GAAP financial measures to access the strength of the underlying operations of our business. These adjustments, and the non-GAAP financial measures that are derived from them, provide supplemental information to analyze our operations between periods and over time.

We find these measures especially useful when reviewing pro-forma results of operations, which include large non-cash impairment of long-lived assets and loss on disposal of assets. Investors should consider our non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

GAAP to Non-GAAP Unaudited Reconciliation （Part 1）

	Three months ended			Year ended
	Dec 31, 2020	Sep 31, 2020	Dec 31, 2019	Dec 31, 2020	Dec 31, 2019

	(in thousands)
Reconciliation of Revenue
GAAP Net revenue	$16,814	$9,749	$26,529	$73,915	$119,117
Add: Discount of electricity subsidy in China	151	425	1,297	971	1,297
Non-GAAP Net revenue	$16,965	$10,174	$27,826	$74,886	$120,414

GAAP Gross Margin
US. GAAP as reported	$2,466	$5,905	$7,139	$17,166	$34,226
Add: Discount of electricity subsidy in China	151	425	1,297	971	1,297
Non-GAAP Gross Margin	$2,617	$6,330	$8,436	$18,137	$35,523

Reconciliation of operating expenses
GAAP operating expenses	$(1,508)	$(3,030)	$(20,445)	$(9,906)	$(35,190)
Add: Discount of electricity subsidy in China	-	-	1,563	-	1,563
Add: Share based compensation	106	85	46	369	349
Add: Bad debt provision of receivables	6,674	362	6,051	7,021	6,982
Add: Impairment of long-lived assets	339	-	1,326	1,432	6,880
Add: Penalty of postponed property, plant and equipment payable	-	-	248	-	281
Add: Loss on OCI settlement	7,500	-	-	7,500	-
Add: Loss on disposal of project assets	706	755	6,435	1,461	6,435
Add: Loss on disposal of property, plant and equipment	314	234	1,679	768	3,908
Less: Gains on disposal of property, plant and equipment	(16,032)	(246)	(33)	(16,278)	(302)
Non-GAAP operating expenses	$(1,901)	$(1,840)	$(3,131)	$(7,633)	$(9,095)
					$-
Reconciliation of Operating Income
GAAP Operating Income	$958	$2,875	$(13,306)	$7,260	$(964)
Add: Discount of electricity subsidy in China	151	425	2,860	971	2,860
Add: Share based compensation	106	85	46	369	349
Add: Bad debt provision of receivables	6,674	362	6,051	7,021	6,982
Add: Impairment of long-lived assets	339	-	1,326	1,432	6,880
Add: Penalty of postponed property, plant and equipment payable	-	-	248	-	281
Add: Loss on OCI settlement	7,500	-	-	7,500	-
Add: Loss on disposal of project assets	706	755	6,435	1,461	6,435
Add: Loss on disposal of property, plant and equipment	314	234	1,679	768	3,908
Less: Gains on disposal of property, plant and equipment	(16,032)	(246)	(33)	(16,278)	(302)
Non-GAAP Operating Income	$716	$4,490	$5,305	$10,504	$26,428

GAAP to Non-GAAP Unaudited Reconciliation （Part 2）

	Three months ended			Year ended
	Dec 31, 2020	Sep 31, 2020	Dec 31, 2019	Dec 31, 2020	Dec 31, 2019
Reconciliation of Net Income(loss)
GAAP Net Income(loss)	$1,361	$2,424	$(14,459)	$2,636	$(11,680)
Add: Discount of electricity subsidy in China	151	425	2,860	971	2,860
Add: Share based compensation	106	85	46	369	349
Add: Bad debt provision of receivables	6,674	362	6,051	7,021	6,982
Add: Impairment of long-lived assets	339	-	1,326	1,432	6,880
Add: Penalty of postponed property, plant and equipment payable	-	-	248	-	281
Add: Loss on OCI settlement	7,500	-	-	7,500	-
Add: Loss on disposal of project assets	706	755	6,435	1,461	6,435
Add: Loss on disposal of property, plant and equipment	314	234	1,679	768	3,908
Less: Gains on disposal of property, plant and equipment	(16,032)	(246)	(33)	(16,278)	(302)
Less: Interest income of discounted electricity subsidy in China	(443)	(144)	(589)	(954)	(589)
Add: Foreign exchange loss/(gain)	(1,389)	(945)	(719)	(769)	1,274
Non-GAAP Net Income(loss)	$(713)	$2,950	$2,844	$4,157	$16,397

Reconciliation of Net income attributed to ReneSola Ltd
GAAP Net income attributed to ReneSola Ltd	$2,455	$2,111	$(10,940)	$3,259	$(8,831)
Add: Discount of electricity subsidy in China	90	254	1,712	581	1,712
Add: Share based compensation	106	85	46	369	349
Add: Bad debt provision of receivables	6,548	362	6,051	6,895	6,982
Add: Impairment of long-lived assets	203	-	794	1,223	4,119
Add: Penalty of postponed property, plant and equipment payable	-	-	248	-	281
Add: Loss on OCI settlement	7,500	-	-	7,500	-
Add: Loss on disposal of project assets	706	755	6,435	1,461	6,435
Add: Loss on disposal of property, plant and equipment	188	140	1,005	460	2,340
Less: Gains on disposal of property, plant and equipment	(16,032)	(147)	(20)	(16,179)	(181)
Less: Interest income of discounted electricity subsidy in China	(265)	(86)	(353)	(571)	(353)
Add: Foreign exchange loss/(gain)	(1,389)	(945)	(719)	(769)	1,274
Non-GAAP Net income attributed to ReneSola Ltd	$110	$2,529	$4,259	$4,229	$14,127